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     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 9, 2004

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [   ]    MERGER

         [ X ]    LIQUIDATION

         [   ]    ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [   ]    Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:     SOUTHEAST INTERACTIVE TECHNOLOGY FUND I, LLC

3.       Securities and Exchange Commission File No.: 811-9052

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8?

         [ X ]    Initial Application                [   ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         630 DAVIS DRIVE
         SUITE 220
         MORRISVILLE, NC 27560



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6.       Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         --------------------------------- ------------------------------------
         PRUFESH MODHERA                   STEPHANIE MONACO
         CROWELL & MORING LLP              CROWELL & MORING LLP
         1001 PENNSYLVANIA AVENUE, N.W.    1001 PENNSYLVANIA AVENUE, N.W.
         WASHINGTON, DC  20004             WASHINGTON, D.C. 20004
         (202) 624-2931                    (202) 624-2982
         --------------------------------- ------------------------------------

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         WACHOVIA BANK, N.A.
         1525 WEST W.T. HARRIS BOULEVARD
         CHARLOTTE, NC 28288-1151

8.       Classification of fund (check only one):

         [ X ]    Management company;

         [   ]    Unit investment trust; or

         [   ]    Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [   ]    Open-end      [ X ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         NORTH CAROLINA

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  SOUTHEAST VENTURE PARTNERS, LLC
                  630 DAVIS DRIVE
                  SUITE 220
                  MORRISVILLE, NC 27560

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12.      Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         NOT APPLICABLE

13.      If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE

                  1.Depositor's name(s) and address(es):

                  2.Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [   ]    Yes      [ X ]    No

         If Yes, for each UIT state:
                           Name(s):

                  File No.:  811-_________

                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [   ]    Yes      [ X ]   No

                  If Yes, state the date on which the board vote took place:

                  If No, explain:

                  THE LIMITED LIABILITY COMPANY AGREEMENT (THE "OPERATING AGREEMENT") PROVIDES FOR AUTOMATIC DISSOLUTION UPON THE ELAPSE OF THE 7-YEAR PERIOD BEGINNING ON THE DATE THE FUND'S ARTICLE OF INCORPORATION WAS INITIALLY FILED (JAN. 17, 1995). A SUBSEQUENT TWO YEAR DISSOLUTION PERIOD IS PROVIDED FOR IN
                  ARTICLE 12 OF THE OPERATING AGREEMENT. THESE PROVISIONS WERE DISCUSSED WITH EACH BOARD MEMBER AND NO FURTHER ACTION WAS REQUIRED. HOWEVER, WRITTEN CONSENT FROM THE BOARD WAS OBTAINED.

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         (b)      Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [   ]    Yes      [  X ]  No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain:

                  THE FUND'S LIMITED LIABILITY COMPANY AGREEMENT DOES NOT REQUIRE SHAREHOLDER APPROVAL TO LIQUIDATE THE FUND.

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [   ]    Yes               [ X ]   No

         (a) If Yes, list the date(s) on which the fund made those distributions:


         (b)      Were the distributions made on the basis of net assets?

                  [   ]            Yes      [   ]    No

         (c)      Were the distributions made pro rata based on share ownership?

                  [   ]            Yes      [   ]    No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e) Liquidations only: Were any distributions to shareholders made in kind?

                  [   ]            Yes      [ X ]    No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

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17.      Closed-end funds only:
         Has the fund issued senior securities?

         [   ]    Yes               [ X ]   No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [   ]    Yes               [ X ]  No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

                  173

         (b) Describe the relationship of each remaining shareholder to the fund:

                  EACH SHAREHOLDER HAS A MEMBERSHIP INTEREST IN THE FUND BECAUSE THE FUND IS A LIMITED LIABILITY COMPANY.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ X ]   Yes               [   ]   No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

         THE FUND HAS SET ASIDE THE PROCEEDS REALIZED FROM THE SALE OF ITS LAST REMAINING ASSET TO COVER ACCRUED AND ANTICIPATED EXPENSES (E.G., AUDIT AND LEGAL FEES). ONCE THOSE EXPENSES ARE PAID, ANY REMAINING CASH WILL BE DISTRIBUTED TO SHAREHOLDERS PRO-RATA.

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ X ]    Yes              [   ]   No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

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                  CASH OR CASH EQUIVALENTS TOTALING $23,623.

         (b)      Why has the fund retained the remaining assets?

                  TO PAY FOR ACCRUED AND ANTICIPATED EXPENSES SUCH AS AUDIT AND LEGAL FEES.

         (c)      Will the remaining assets be invested in securities?

                  [   ]    Yes              [ X ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ X ]    Yes               [   ]   No

         If Yes,
         (a)      Describe the type and amount of each debt or other liability:

         AUDIT AND TAX PREPARATION FEES ($11,000); LEGAL FEES ($2,387); AND TRANSFER AGENT FEES ($1,012).

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

         THE DEBTS AND LIABILITIES WILL BE PAID FROM THE REMAINING FUND ASSETS.

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses: $12,000 (ESTIMATED)

                  (ii)     Accounting expenses: $3,000 (ESTIMATED)

                  (iii) Other expenses (list and identify separately): $1,000 (ESTIMATED PRINTER'S FEES)

                  (iv)     Total expenses (sum of lines (i)-(iii) above):
                           $16,000 (ESTIMATED)

         (b)      How were those expenses allocated?

                  NOT APPLICABLE.

         (c)      Who paid those expenses?

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                  THE FUND WILL PAY THESE EXPENSES. ANY SHORTFALL WILL BE PAID
                  BY THE FUND'S ADVISER OR AN AFFILIATE OF THE ADVISER.

         (d)      How did the fund pay for unamortized expenses (if any)?

                  NOT APPLICABLE

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [   ]    Yes      [ X ]    No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [   ]    Yes      [ X ]    No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [   ]    Yes      [ X ]    No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger:

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Southeast Interactive Technology Fund I, LLC (ii) he or she is the Chief Financial, Compliance and Operating Officer and Secretary of Southeast Interactive Technology Fund I, LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                            /s/    STEVE RAKES


                                            Name: STEVE RAKES